UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2024

Commission file number: 001-41226

A.C.N. 650 026 314 Limited
(In Liquidation) (Receivers and Managers Appointed)
(formerly named Tritium DCFC Limited)

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

As previously reported, on April 18, 2024, Peter James Gothard, James Douglas Dampney, and William Martin Colwell of KPMG (referred to hereinafter in the singular as the “Administrator”) were appointed as joint and several administrators of A.C.N. 650 026 314 Limited (formerly Tritium DCFC Limited) (Administrators Appointed) (Receivers and Managers Appointed) (the “Company”) and three of its Australian subsidiaries, A.C.N. 095 500 280 Limited (formerly known as Tritium Pty Ltd) (Administrators Appointed) (Receivers and Managers Appointed), A.C.N. 145 324 910 Limited (formerly known as Tritium Holdings Pty Ltd) (Administrators Appointed) (Receivers and Managers Appointed), and Tritium Nominee Pty Ltd (Administrators Appointed), pursuant to Section 436A of the Australian Corporations Act 2001 (the “Act”) (the “Voluntary Administration”). On April 19, 2024, Shaun Fraser, Kathy Sozou, Matthew Hutton and William Harris of McGrathNicol were appointed as Receivers and Managers of the Company and two of its Australian subsidiaries, A.C.N. 095 500 280 Limited (formerly known as Tritium Pty Ltd) and A.C.N. 145 324 910 Limited (formerly known as Tritium Holdings Pty Ltd) (the “Receivers”).

The Receivers have advised the Administrator that:

•	as previously reported, the Receivers executed a Business Sale Agreement on August 8, 2024 on behalf of, among others, the Company for the sale of substantially all of the Company’s assets, with the proceeds thereof to be used entirely to satisfy a portion of the claims of the Company’s secured creditors net of transaction costs and other deductions (the “Transaction”);

•	the Transaction was completed on September 10, 2024 (“Completion”), with the effect that the Company no longer has an operating business or any material assets; and

•	as a term of the sale, the Receivers have changed the Company’s name to A.C.N. 650 026 314 Limited so as not to refer to the name “Tritium”.

The Administrator held the second meeting of creditors in the Voluntary Administration on September 27, 2024 in accordance with Section 439A of the Act and the extension of the convening period provided by Federal Court of Australia pursuant to section 439A(6) of the Act (the “Second Meeting of Creditors”). Resolutions were passed for the winding up of the Company and its three Australian subsidiaries at the Second Meeting of Creditors (the “Resolutions”), and, as a consequence, on September 27, 2024, Peter James Gothard, James Douglas Dampney, and William Martin Colwell of KPMG (referred to hereinafter in the singular as the “Liquidator”) were appointed as joint and several liquidators of the Company and its three Australian subsidiaries.

In accordance with the Resolutions, the Liquidator will proceed to complete the winding up and ultimately deregister the Company and its Australian subsidiaries in accordance with applicable Australian law.

Upon completion of the winding up of the Company, its outstanding equity securities, including its ordinary shares and warrants, will have no value and will cease to exist.

FORWARD LOOKING STATEMENTS

This Report on Form 6-K contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are made only as of the date of this Report on Form 6-K. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “may,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this Report on Form 6-K include statements regarding the Company’s ability to successfully complete the Transaction and voluntary administration and the effects thereof on the Company’s securities. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual result or timing to be materially different from the information contained in any forward-looking statements. These risks, uncertainties and other factors include, without limitation, those risks discussed under Item 3.D “Risk Factors” of the Company’s most recently filed Annual Report on Form 20-F, together with those risks disclosed in its subsequent filings with the Securities and Exchange Commission. As a result of these factors, the Company cannot assure you that the forward-looking statements in this Report on Form 6-K will prove to be accurate. Investors should not place undue reliance upon forward-looking statements. The Company undertakes no obligation to update any forward-looking statements, except to the extent required by applicable law.

Take notice that (i) the Receivers were jointly and severally appointed as receivers and managers of the Company on April 19, 2024; (ii) the Receivers are acting as agents of the Company and are not acting personally; (iii) the Receivers will not incur any personal liability whatsoever in respect of any claim, action, suit, loss, damage, cost or expense suffered or incurred by any person arising out of any act of the Company, transaction entered into by the Company or otherwise; and (iv) if, despite this foregoing, the Receivers do incur any personal liability, the Receivers’ liability is limited to the extent to which the Receivers are entitled to be indemnified for that liability out of the assets of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A.C.N. 650 026 314 Limited (formerly Tritium DCFC Limited) (In Liquidation) (Receivers and Managers Appointed)
(Registrant)

By:	/s/ Peter Gothard
Name:	Peter Gothard
Title:	Joint and several liquidator, without personal liability

Date: October 18, 2024